TIAA-CREF Individual & Institutional Services, LLC 730 Third Avenue 6th Floor New York, NY 10017	Angela Kahrmann President/CEO, TC Services, LLC (860) 723-8609 (tele) Angela.Kahrmann@tiaa.org
April 26, 2024

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
202-551-3585 (tele)
Attention: Stacie Gorman

Re: TIAA Real Estate Account
Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 (as amended, the “Registration Statement”) (File No. 333-277927)

Commissioners:

    Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as principal distributor for the TIAA Real Estate Account (the “Company”), hereby joins a request by Teachers Insurance and Annuity Association of America, on behalf of the Company, to accelerate the effectiveness date of the Company’s above-captioned Registration Statement for certain variable annuity contract accumulation units as soon as reasonably practicable by 9:00 a.m. EDT on Wednesday, May 1, 2024.

Very truly yours,

TIAA-CREF INDIVIDUAL & INSTITUTIONAL
SERVICES, LLC

By: /s/ Angela Kahrmann
Name: Angela Kahrmann
Title: President/CEO, TC Services, LLC

Judy
cc: Judy Bartlett, Esq. (via interoffice)